Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for November 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for November 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In November 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 6.52% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and international routes increased by 7.11% and 6.38% and for regional route decreased by 20.50%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 8.50%. Of which, passenger traffic for domestic and international routes increased by 10.14% and 6.21% and for regional route decreased by 26.80%, respectively as compared to the same period last year. The passenger load factor was 82.06%, representing an increase of 1.50 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic routes increased by 2.28 percentage points and for regional route and international routes decreased by 6.17 percentage points and 0.13 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in November 2019, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 7.35% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 3.19% as compared to the same period last year. The cargo and mail load factor was 51.42%, representing a decrease of 2.08 percentage points as compared to the same period last year.

In November 2019, the Group has newly launched the following major route: Qingdao-Osaka-Qingdao route (seven flights per week) since 20 November 2019.

In November 2019, the Group introduced four aircraft, including one A320NEO aircraft, one B777-300ER aircraft and two A350-900 aircraft, and terminated the lease of two aircraft, including one A330-300 aircraft and one A319 aircraft. As of the end of November 2019, the Group operated a fleet of 859 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	5	0	5
Airbus 330 Series	10	30	7	47
Airbus 320 Series	94	93	127	314
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	19	0	27
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	15	21

Total	284	255	320	859

KEY OPERATION DATA OF NOVEMBER 2019

Capacity	November 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	16,207.94	-5.97	10.14	179,426.47	9.28
Regional	204.69	-1.22	-26.80	3,069.56	1.57
International	6,554.99	-5.96	6.21	78,765.11	12.71

Total	22,967.62	-5.92	8.50	261,261.13	10.19

RTK (in million)
Domestic	1,603.71	-4.34	10.08	17,334.42	8.50
Regional	20.21	-3.62	-26.08	293.76	2.08
International	1,122.44	0.97	3.92	12,218.53	6.63

Total	2,746.36	-2.23	7.10	29,846.71	7.66

RTK - Cargo and Mail (in million)
Domestic	158.52	5.58	9.91	1,557.63	2.11
Regional	1.91	-24.22	-21.67	23.99	6.63
International	539.48	9.10	1.48	5,319.28	-0.24

Total	699.90	8.15	3.19	6,900.90	0.30

Passengers carried (in thousand)
Domestic	10,661.91	-6.59	8.94	118,353.26	7.82
Regional	164.86	1.53	-23.08	2,322.14	0.58
International	1,634.87	-3.19	14.78	18,663.06	14.57

Total	12,461.63	-6.06	9.06	139,338.46	8.54

Cargo and mail carried (in thousand tonnes)
Domestic	96.54	3.61	7.48	955.85	0.32
Regional	1.72	-24.72	-18.10	21.32	8.43
International	65.00	7.97	6.54	624.96	2.70

Total	163.27	4.88	6.75	1,602.13	1.33

Capacity	November 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,532.37	-4.67	7.11	215,842.16	9.15
Regional	285.42	-9.00	-20.50	4,084.98	1.81
International	8,169.80	-4.55	6.38	95,087.03	11.34

Total	27,987.59	-4.68	6.52	315,014.17	9.70

ATK (in million)
Domestic	2,266.94	-4.61	8.65	24,570.42	9.41
Regional	32.94	-12.46	-20.33	474.10	2.90
International	1,580.24	0.45	5.00	17,381.49	8.04

Total	3,880.13	-2.69	6.81	42,426.01	8.77

ATK - Cargo and Mail (in million)
Domestic	509.03	-4.40	14.36	5,144.63	10.42
Regional	7.26	-22.85	-19.72	106.45	6.83
International	844.96	5.26	3.82	8,823.65	5.01

Total	1,361.25	1.23	7.35	14,074.73	6.94

Load Factor	November 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.98	-1.14	2.28	83.13	0.10
Regional	71.71	5.64	-6.17	75.14	-0.18
International	80.23	-1.2	-0.13	82.83	1.00

Total	82.06	-1.09	1.50	82.94	0.37

Cargo and Mail Load Factor
Domestic	31.14	2.94	-1.26	30.28	-2.47
Regional	26.32	-0.48	-0.66	22.53	-0.04
International	63.85	2.25	-1.48	60.28	-3.18

Total	51.42	3.29	-2.08	49.03	-3.25

Overall Load Factor (RTK/ATK)
Domestic	70.74	0.19	0.91	70.55	-0.60
Regional	61.35	5.63	-4.78	61.96	-0.50
International	71.03	0.37	-0.74	70.30	-0.93

Total	70.78	0.33	0.19	70.35	-0.73

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

16 December 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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